Exhibit 12.1
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES(1)
     The following table sets forth Lamar Advertising’s ratio of earnings to fixed charges for the periods indicated.

	YEARS ENDED DECEMBER 31,					JUNE 30,
(dollars in thousands)	2006	2007	2008	2009(2)	2010(2)	2011(2)	2010(2)
Net income (loss)	$41,946	$40,982	$2,162	$(58,038)	$(40,102)	$(1,814)	$(33,764)
Income tax expense (benefit)	32,994	33,901	9,349	(36,101)	(23,469)	(4)	(19,318)
Fixed charges	173,889	232,691	242,877	268,441	254,098	121,574	130,185

Earnings	248,829	307,574	254,388	174,302	190,527	119,756	77,103

Interest expense, Net	111,644	166,003	169,150	196,520	185,681	86,844	95,794
Rents under leases representative of an interest factor (1/3)	61,880	66,323	73,362	71,556	68,052	34,548	34,209
Preferred dividends	365	365	365	365	365	182	182

Fixed Charges	173,889	232,691	242,877	268,441	254,098	121,574	130,185

Ratio of earnings to fixed charges	1.4x	1.3x	1.0x	0.6x	0.7x	1.0x	0.6x

(1)	The ratio of earnings to fixed charges is defined as earnings divided by fixed charges. For purposes of this ratio, earnings is defined as net income (loss) before income taxes and cumulative effect of a change in accounting principle and fixed charges. Fixed charges is defined as the sum of interest expense, preferred stock dividends and the component of rental expense that we believe to be representative of the interest factor for those amounts.

(2)	For the year ended December 31, 2010 and 2009 and the six months ended June 30, 2011 and 2010, earnings were insufficient to cover fixed charges by $63.6 million and $94.1 million and $1.8 million and $53.1 million, respectively.